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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number   000-28600
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                           NOTIFICATION OF LATE FILING
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
(Check One): /X/ Form 10-K   / / Form 11-K   / / Form 20-F   / / Form 10-Q   / / Form N-SAR
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         For Period Ending:     December 31, 2000
                           -----------------------------------------------------

> Transition Report on Form 10-K         > Transition Report on Form 10-Q
> Transition Report on Form 20-F         > Transition Report on Form N-SAR
> Transition Report on Form 11-K

         For the Transition Period Ending:
                                          --------------------------------------

         READ THE ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                          PLEASE PRINT OR TYPE.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                               -----------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            CCC Information Services Group Inc.
                        --------------------------------------------------------

Former name if applicable:          Not applicable
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Address of principal executive office (street and number): 444 Merchandise Mart
                                                          ----------------------

City, state and zip code:           Chicago, Illinois 60654
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar

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                  day following the prescribed due date; or the subject
                  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  CCC Information Services Group Inc. ("CCC"), is currently negotiating with its lending group to amend the credit agreement among CCC's wholly owned subsidiary, CCC Information Services Inc., and its lenders. The resolution of these negotiations is expected to affect the disclosure set forth in CCC's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report") and the financial statements presented in the Annual Report. While there can be no assurance that CCC will be able to successfully complete these negotiations, CCC expects to file its Annual Report no later than April 17, 2001. CCC's inability to timely file its Annual Report could not be eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification

         Reid E. Simpson                               (312) 222-4636
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             (Name)                            (Area Code) (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 been filed during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)? If the answer is no, identify report(s).
                                                        /X/ Yes       / / No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        / / Yes       /X/ No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       CCC Information Services Group Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001                  By:   /s/ Reid Simpson
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                                            Reid Simpson
                                            EVP and Chief Financial Officer

                           INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.